Exhibit 99.1

OCCIDENTAL PETROLEUM CORPORATION

Process Review

of the

Estimated

Future Proved Reserves and Income

Attributable to Certain

Leasehold and Interests

SEC Parameters

As of

December 31, 2023

/s/ Herman G. Acuña
Herman G. Acuña, P.E.
TBPELS License No. 92254
President
[SEAL]

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

    TBPELS REGISTERED ENGINEERING FIRM F-1580        FAX (713) 651-0849
    1100 LOUISIANA SUITE 4600    HOUSTON, TEXAS 77002-5294    TELEPHONE (713) 651-9191

        January 24, 2024

Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

Ladies and Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has conducted a process review of the methods and analytical procedures utilized by the engineering and geological staff of Occidental Petroleum Corporation (Occidental) for estimating the proved reserves volumes, preparing the economic evaluations and determining the reserves classifications for the reviewed properties as of December 31, 2023, based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) Title 17, Code of Federal Regulations, “Modernization of Oil and Gas Reporting, Final Rule” released January 14, 2009 in the Federal Register (SEC regulations). The results of our third party reserves process review, completed on January 24, 2024 and presented herein, were prepared for public disclosure by Occidental in filings made with the SEC in accordance with the disclosure requirements set forth under Section 229.1202(a)(8) of the SEC regulations.

Based on our review, including the data, technical processes and interpretations presented by Occidental, it is our opinion that the overall procedures and methodologies utilized by Occidental in estimating the proved reserves volumes, documenting the changes in reserves from prior estimates, preparing the economic evaluations and determining the reserves classifications for the reviewed properties are appropriate for the purpose thereof, and comply with the SEC regulations as of December 31, 2023. Ryder Scott has not been engaged to render an opinion as to the reasonableness of the proved reserves quantities reported by Occidental.

Properties Reviewed

The proved reserves reviewed herein are attributable to the leasehold and royalty interests of Occidental in certain properties located in the United States offshore Gulf of Mexico and onshore in the states of Texas, New Mexico and Colorado. We also reviewed the proved reserves derived through Occidental’s interests as defined in contractual arrangements for certain properties located in the Middle East.

The properties reviewed herein were selected by Occidental. Ryder Scott and Occidental concur that these properties are a valid representation of Occidental’s total net proved reserves portfolio as of December 31, 2023. Based on the estimates prepared by Occidental, the portion of total company net liquid and net gas reserves reviewed by us are expressed as a percentage and presented in summary form on the following page. At Occidental’s request and as provided by Occidental, we
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Occidental Petroleum Corporation
January 24, 2024

have also presented the portion of the total company net proved reserves reviewed by us as a percentage on a barrel of oil equivalent (BOE) basis.

Percentage of Total Company Estimated Net Reserves
Reviewed by Ryder Scott
SEC Parameters
Occidental Petroleum Corporation

As of December 31, 2023

	Oil/Condensate	NGL	Total Liquid Hydrocarbons	Gas	Equivalent BOE

Total Proved Developed	25.1%	51.1%	33.3%	50.0%	37.6%
Total Proved Undeveloped	48.7%	65.9%	55.4%	68.3%	59.0%
Total Company Proved	31.7%	56.3%	40.0%	56.0%	44.2%

The net liquid hydrocarbons reviewed are comprised of oil, condensate and natural gas liquids (NGL) and are based on standard 42 gallon barrels. All net gas volumes reviewed are based on an “as sold” basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. Reserves reviewed and noted herein on a BOE basis are based on converting natural gas on the basis of relative energy content using a factor of 6,000 cubic feet of natural gas per one BOE. It should be noted that barrel of oil equivalence does not necessarily result in price equivalence as the equivalent price of natural gas on a BOE basis is, and has been substantially lower than the corresponding price for crude oil currently and for a number of years.

Reserves Process Review Discussion

A process review, according to Paragraph 2.2(i) contained in the Society of Petroleum Engineers (SPE) “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (SPE auditing standards), is “the result of an investigation by a person who is qualified by experience and training equivalent to that of a QRA [Qualified Reserves Auditor] to address the adequacy and effectiveness of an entity’s internal processes and controls relative to Reserves estimation.”

In order to arrive at our conclusions and to substantiate our opinion relative to Occidental’s internal reserves estimation process and controls, we conducted our investigation in a manner that closely conforms to the SPE auditing standards for a reserves audit. Under Paragraph 2.2(g) of the SPE auditing standards, a reserves audit includes “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of Reserves and/or Reserves information prepared by others and the rendering of an opinion about the appropriateness of the methodologies used, the adequacy and quality of the data relied upon, the depth and thoroughness of the Reserves estimation process, the categorization of Reserves appropriate to the relevant definitions used, and the reasonableness of the estimated Reserves quantities and/or the Reserves information.”

Our process review, however, differs from an SPE reserves audit in that we have not conducted our investigation with sufficient rigor to express an opinion as to “the reasonableness of the estimated Reserves quantities and/or the Reserves information” as required under Paragraph 2.2(g) of the SPE auditing standards for a reserves audit. Our review should not be construed to be a complete and comprehensive appraisal of the subject properties or deemed to convey the same level of information contained in a third party reserves audit or reserves evaluation report.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
January 24, 2024

Applicable Petroleum Reserves Definitions

The determination of the proved reserves classifications as discussed herein are based on the definitions as set forth in the SEC’s Regulations Part 210.4-10(a) released January 14, 2009 in the Federal Register, Volume 74, pages 2158 through 2197.

Reserves and Uncertainty

The SEC defines reserves as the “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of this data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty as to their recoverability.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty that the estimates of the quantities actually recovered are “much more likely to be achieved than not.” The SEC defines probable reserves as “those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC defines possible reserves as “those additional reserves that are less certain to be recovered than probable reserves.” All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.

The reserves for the properties reviewed by us were estimated by Occidental using deterministic methods and presented as incremental quantities. Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty. At Occidental’s request, this reserves process review addresses only the proved reserves attributable to the properties reviewed herein.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved, probable and possible reserves quantities and their associated reserves categories may be revised due to other factors such as the results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
January 24, 2024

Reserves Process Review Procedure

Certain technical personnel responsible for the preparation of Occidental’s proved reserves estimates presented the data, methods and procedures used in 1) estimating the reserves volumes as of December 31, 2023; 2) documenting the changes in reserves from prior estimates; 3) preparing the economic evaluations associated with the estimated December 31, 2023 reserves; and 4) determining the reserves classifications for each of the subject properties reviewed. We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our review. Furthermore, if in the course of our examination something came to our attention which brought into question the appropriateness of the methodologies employed, the adequacy of the data relied upon or the documentation of the reserves estimation process, additional clarification was requested from Occidental until we had satisfactorily resolved our questions relating thereto.

Methodology and Procedure Employed by Occidental for Estimating Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the SEC’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

We describe next the methodology employed by Oxy to estimate proved reserves in the properties reviewed.

Approximately 91 percent of the proved developed producing reserves were estimated by performance-based methods including decline curve analysis, dimensionless scaling analysis of performance and reservoir modeling, which utilized extrapolations of historical production and pressure data in those cases where such data were considered to be definitive. Approximately 8 percent of the proved developed producing reserves were estimated by type well profiles supported by analogs to 1) estimate those reserves where there were inadequate historical performance data to establish a definitive producing trend and 2) estimate the incremental reserves attributable to enhanced/improved oil recovery. The remaining 1 percent of the proved developed producing reserves were estimated by other methods.

Approximately 37 percent of the proved developed non-producing reserves were estimated by performance-based methods including decline curve analysis and reservoir modeling. Approximately 51 percent of the proved developed non-producing reserves were estimated by dimensionless type well profiles supported by analogs. The remaining 12 percent of the proved developed non-producing reserves were estimated by volumetric analysis. Approximately 61 percent of the proved undeveloped reserves were estimated by type well profiles supported by analogs. The remaining 39 percent of the proved undeveloped reserves were estimated by dimensionless type curves supported by analogs (8%), reservoir modeling (26%), volumetrics (3%) or other methods (2%).

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
January 24, 2024

Occidental uses the latest available production, new well and seismic data in its reserves estimation process. Typically, the production and new well data is from the third quarter of the year for which reserves are estimated, though material data is considered whenever it becomes available prior to finalization of reserves estimates. The data used by Occidental in their analysis of the proved reserves for the properties reviewed by us was considered sufficient for the purpose thereof.

Primary Economic Assumptions Employed by Occidental for Estimating Reserves

To estimate economically recoverable proved reserves and related future net cash flows, Occidental considered many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC Regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. To confirm that the proved reserves reviewed by us meet the SEC requirements to be economically producible, we have reviewed certain primary economic data utilized by Occidental relating to hydrocarbon prices and costs as noted herein.

The hydrocarbon prices in effect on December 31, 2023 for the properties reviewed were determined by Occidental using the unweighted 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold and adjustments for differentials as described herein. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract.

The table below summarizes Occidental’s net volume weighted benchmark prices adjusted for differentials for the properties reviewed by us and referred to herein as Occidental’s “average realized prices.” The average realized prices shown in the table below were determined from Occidental’s estimate of the total future gross revenue before production taxes for the properties reviewed by us and Occidental’s estimate of the total net reserves for the properties reviewed by us for the geographic area. A summary of average realized prices is not included for properties located in the Middle East because of host governments’ limitations on the disclosure of commercially sensitive information. The data shown in the table below is presented in accordance with SEC disclosure requirements for the North America geographic area reviewed by us.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
North America
	Oil/Condensate	WTI Cushing	$93.67/bbl	$94.11/bbl
United States	NGLs	Mt. Belvieu	$47.81/bbl	$31.80/bbl
	Gas	Henry Hub	$6.36/Mmbtu	$5.45/Mmbtu
	Oil/Condensate	Brent	$82.80/bbl	Contract
Middle East	NGLs	Brent	$82.80/bbl	Contract
	Gas	Henry Hub	$2.64/Mmbtu	Contract

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
January 24, 2024

As indicated above, the product prices that were used by Occidental to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and distance from market, referred to herein as “differentials.” The differentials used by Occidental were accepted as factual data. We have not conducted an independent verification of the differentials used by Occidental.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration by Occidental in this process and omitted by us in conducting this review.

Accumulated gas production imbalances, if any, were not taken into account in the proved reserves estimates of gas reviewed. The proved gas volumes estimated by Occidental attribute gas consumed in operations as reserves for those fields where the inclusion of such volumes was appropriate.

Operating costs used by Occidental are based on the operating expense reports of Occidental and include only those costs directly applicable to the leases, contract areas and wells for the properties reviewed by us. The operating costs include a portion of general and administrative costs allocated directly to the leases, contract areas and wells. The operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs used by Occidental were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the operating costs used by Occidental.

Development costs used by Occidental are based on authorizations for expenditure (AFE) for the proposed work or actual costs for similar projects. The development costs used by Occidental were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the development costs used by Occidental.

The proved developed non-producing and undeveloped reserves for the properties reviewed by us were incorporated by Occidental in accordance with Occidental’s plans to develop these reserves as of December 31, 2023. The implementation of Occidental’s development plans as presented to us is subject to the approval process adopted by Occidental’s management. As a result of our inquiries during the course of our review, Occidental has informed us that the development activities for the properties reviewed by us have been subjected to and received the internal approvals required by Occidental’s management at the appropriate local, regional and corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to partner AFE processes, Joint Operating Agreement requirements or other administrative approvals external to Occidental. Additionally, Occidental has informed us that they are not aware of any existing laws or regulations that would require the company to significantly alter their current development plans. While these plans could change from those under existing economic conditions as of December 31, 2023, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Future Production Rate Assumptions Employed by Occidental for Estimating Reserves

Occidental’s forecasts of future production rates are based on historical performance from wells currently on production. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied until depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
January 24, 2024

Test data and other related information were used by Occidental to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date determined by Occidental. Wells or locations that are not currently producing may start producing earlier or later than anticipated in Occidental’s estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing or recompleting wells and constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated by Occidental because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity or other operating conditions, market demand and allowables or other constraints set by regulatory bodies.

Possible Effects of Regulation on Occidental’s Estimate of Reserves

Ryder Scott did not evaluate the country and geopolitical risks in the countries where Occidental operates or has interests. Occidental’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons including the granting, extension or termination of production sharing contracts, the fiscal terms of various production sharing contracts, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the quantities estimated by Occidental as reviewed herein.

We have not made any field examination of the properties. No consideration was given in this review to potential environmental liabilities that may exist nor to any costs for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Occidental has informed us that they are not aware of any existing laws or regulations that would materially impact their ability to recover the estimated proved reserves for the properties reviewed by us.

Data Reviewed in Conducting the Third Party Reserves Process Review

Occidental has informed us that they have furnished or otherwise made available to us all of the material accounts, records, geological and engineering data, and reports and other data required for this review. In conducting our process review of Occidental’s estimates of proved reserves and forecasts of future production and income, we have reviewed data used by Occidental with respect to property interests owned or otherwise held, production and well tests from examined wells, normal direct costs of operating the wells, leases and contract areas, other costs such as transportation and processing fees, ad valorem and production taxes, recompletion and development costs, development plans, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data utilized by Occidental. We consider the factual data utilized by Occidental to be appropriate and sufficient for the purpose of our review of the methods and analytical procedures utilized by the engineering and geological staff of Occidental for estimating the proved reserves volumes and preparing the economic evaluations.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
January 24, 2024

Reserves Process Review Opinion

We found no bias in the utilization and analysis of data in proved reserves estimates for these properties. Furthermore, we found the estimation process incorporated all pertinent data, utilized a thorough and detailed analytical approach and was supported by a well documented audit trail.

We consider the assumptions, data, methods and analytical procedures used by Occidental and as reviewed by us appropriate for the purpose thereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

Based on our review, including the data, technical processes and interpretations presented by Occidental, it is our opinion that the overall procedures and methodologies utilized by Occidental in estimating the proved reserves volumes, documenting the changes in reserves from prior estimates, preparing the economic evaluations and determining the reserves classifications for the reviewed properties comply with the SEC regulations as of December 31, 2023. Ryder Scott has not been engaged to render an opinion as to the reasonableness of the proved reserves quantities reported by Occidental.

Standards of Independence and Professional Qualification

Ryder Scott is an employee-owned independent petroleum engineering consulting firm. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. No single client or job represents a material portion of our annual revenue. These factors allow us to maintain our independence and objectivity in the performance of our services.

Ryder Scott requires that staff engineers and geoscientists receive professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Occidental. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on the results of our review.

The results of the reserves process review, presented herein, are based on technical analyses conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the review of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party reserves process review, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and are intended for public disclosure as an exhibit in filings made with the SEC by Occidental.
Occidental makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Occidental has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Occidental Petroleum Corporation
January 24, 2024

consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Occidental of the references to our name as well as to the references to our third party report for Occidental, which will appear in the December 31, 2023 annual report on Form 10-K of Occidental, the inclusion in that Form 10-K of such references and the filing of such report as an exhibit to such Form 10-K. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Occidental.

We have provided Occidental with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Occidental and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

        Very truly yours,

        RYDER SCOTT COMPANY, L.P.
        TBPELS Firm Registration No. F-1580

/s/ Herman G. Acuña

        Herman G. Acuña, P.E.
        TBPELS License No. 92254
HGA/pl        President
[SEAL]
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Herman G. Acuña was the primary technical person responsible for overseeing the estimation of the reserves, future production and income to render the audit conclusions of the report.

Mr. Acuña, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 1997, currently serves as President and Board Member. Among his responsibilities, he coordinates and supervises staff and consulting engineers of the company in ongoing evaluation studies worldwide. Before joining Ryder Scott, Mr. Acuña served in a number of engineering positions with Exxon. For more information regarding Mr. Acuña’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com.

Mr. Acuña earned a Bachelor (Cum Laude) and a Masters (Magna Cum Laude) of Science degree in Petroleum Engineering from The University of Tulsa in 1987 and 1989 respectively. He is a registered Professional Engineer in the State of Texas and a member of the Association of International Petroleum Negotiators (AIPN) and the Society of Petroleum Engineers (SPE).

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Acuña fulfills. Mr. Acuña has attended formalized training and conferences including dedicated to the subject of the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register and the 2018 SPE-PRMS definitions. Mr. Acuña routinely teaches various company reserves evaluation workshops and schools around the world and the U.S.A. Mr. Acuña has participated in various capacities in reserves conferences such as being a panelist in Oman, Trinidad and Tobago and other petroleum conferences, delivering the reserves evaluation seminars during IAPG conventions, and chairing the first Reserves Evaluation Conference in the Middle East. Mr. Acuña currently serves as co-chair of the SPE’s Oil and Gas Reserves Committee (OGRC).

Based on his educational background, professional training and nearly 35 years of practical experience in petroleum engineering and the estimation and evaluation of petroleum reserves, Mr. Acuña has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of June 2019.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations took effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

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PETROLEUM RESERVES DEFINITIONS

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)
SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)
EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.
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PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:
(1)completion intervals that are open at the time of the estimate but which have not yet started producing;
(2)wells which were shut-in for market conditions or pipeline connections; or
(3)wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

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